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Exhibit (e)(11)

FIRST AMENDMENT TO THE
FASTCLICK, INC.
2004 STOCK INCENTIVE PLAN

        WHEREAS, Section 6(i)(i)(B) of the Fastclick, Inc. 2004 Stock Incentive Plan (the "Plan") provides that Fastclick, Inc. (the "Company") and any successor corporation may terminate the Plan in the event of a Change in Control (as defined in the Plan) provided that the Company provides holders of vested options a period of at least twenty-one (21) days in which to exercise their options prior to such termination;

        WHEREAS, Section 15 of the Plan also provides that the Fastclick, Inc. Board of Directors (the "Board") may, at any time, amend, alter, suspend or discontinue the Plan; and

        WHEREAS, the Board believes it to be in the best interests of the Company to amend Section 6(i)(i)(B) of the Plan to provide that, in connection with any termination of the Plan and cancellation of Options pursuant to Section 6(i)(i)(B), the Company may provide for the assumption of vested Options and any Options that may be subject to acceleration upon termination of the Optionee following a Change in Control by a successor corporation or parent thereof.

        NOW, THEREFORE, Section 6(i)(i)(B) of the Plan is amended and restated in its entirety as follows:

        "(B) to terminate the Plan and cancel all outstanding Options effective immediately prior to, and contingent upon, a Change in Control without the payment of any consideration, provided, however, that the Administrator shall either (i) notify the Optionees of their Options' cancellation at least twenty-one (21) days prior to the date of the Change in Control so that the Optionees can exercise those Options that are exercisable or vested as of that time before they are cancelled or (ii) require that the successor corporation or parent thereof to assume all options that are exercisable or vested as of the time of the Change in Control or as to which there exists any agreement including, without limitation, any Option or employment agreement, pursuant to which the Optionee is entitled to the acceleration of vesting in or the ability to exercise such Options in connection with, or as a result of any termination following, a Change in Control;"

        Capitalized but undefined terms used herein shall have the same meaning as set forth in the Plan and except as otherwise amended herein, the Plan shall remain unchanged.

        IN WITNESS WHEREOF, the Company, by its duly authorized officer, has executed this Amendment effective as of September 21, 2005.

FASTCLICK, INC., a Delaware corporation
/s/ Kurt A. Johnson By: Kurt A. Johnson Title: President and Chief Executive Officer

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  Exhibit (e)(11)
FIRST AMENDMENT TO THE FASTCLICK, INC. 2004 STOCK INCENTIVE PLAN